UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

As previously disclosed in a Reports on Form 6-K filed by GLOBAL MOFY AI LIMITED (the “Company”) on November 6, 2024, the Company issued (i) 333,335 Class A ordinary shares, par value $0.00003 per share and (ii) warrants to purchase an aggregate of 19,801,985 Class A ordinary shares (the “Warrants”) pursuant to certain Securities Purchase Agreement, as amended on October 31, 2024 with several investors (the “Purchasers”) for a private placement. The number of shares and warrants has been adjusted after giving effect to the reverse split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of one (1)-for-fifteen (15) in November 2024. The Warrants can be exercised for cash at an exercise price of $1.515 per Class A ordinary share or on a cashless exercise basis determined according to a formula set forth in the Warrants. The Warrants may also be exercised on an alternate cashless exercise basis, pursuant to which the holder may, at any time after three months of the date of issuance, by delivery of an exercise notice to the Company, exchange all, or any part, of the Warrants into such aggregate number of Class A ordinary shares equal to the product of (x) 0.8 and (y) such aggregate number of Class A ordinary shares underlying such portion of the Warrants to be exercised as specified in such applicable exercise notice.

On January 28, 2025, the Purchasers assigned an aggregate of 8,000,000 Warrants to certain assignees (the “Assignees” , together with the Purchasers, the “Holders”).

On February 17, 2025, the Holders exercised an aggregate of 18,237,500 Warrants through an alternative cashless exercise option, and the Company issued 14,590,000 shares (the “Warrant Shares”) on the same day. The Warrant Shares are registered under the Form F-1 (File No. 333-283609) initially filed by the Company on December 4, 2024 and declared effective on January 27, 2025.

As a result of such issuance, the Company has 16,673,031 Class A ordinary shares and 848,203 Class B ordinary shares outstanding as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: February 24, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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